March 12, 2014

VIA EDGAR

Mr. Michael Seaman
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Rubicon Financial Incorporated
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 29, 2013
Rubicon Financial Incorporated
Form 10-Q for Fiscal Quarter Ended September 30, 2013
Filed November 19, 2013
File No. 000-29315

Dear Mr. Seaman:

We have set forth below the responses of Rubicon Financial Incorporated (“Rubicon” or the “Company”) to the comment contained in the e-mail correspondence from the staff of the Securities and Exchange Commission (the “Staff”), dated March 5, 2014.  For ease of reference, we reproduce below the comment, and include under the comment the Company’s response.

Item 11. Executive Compensation, page 35

10. Comment: We note your response to prior comment 11 and we note from the disclosure contained in Item 9B of your Form 10-K that Ms. McPherson resigned from her NCS positions in March 2013. Please provide a more detailed explanation of your determination not to include Ms. McPherson in the summary compensation table.

Response: We believe your comment is directed at the Company’s prior response to comment 10, not comment 11. Exchange Act Rule 3b-7 defines an “executive officer” to mean “…[the registrant’s] president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant. Executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant [emphasis added].”

18872 MacArthur Blvd., First Floor	(T) 888-668-9567
Irvine, California 92612	(F) 949-798-0420

Rubicon – SEC Response Ltr.
March 12, 2014

As McPherson was only acting in the capacity of a director of the Company during the years referenced in the 10-K and did not perform any policy making functions for the Company as an executive of NCS, the Company determined not to include Ms. McPherson as a named executive officer in the summary compensation table. The Company believes McPherson’s passive director role at the Company did not elevate her to the status of a named executive officer requiring disclosure under Exchange Act Rule 3b-7 or Instruction 2 to Regulation S-K Item 402(m)(2).

As previously stated, the Company will revise its disclosure in future filings to include tabular disclosure of compensation for services as a director for Ms. McPherson, if applicable.

In closing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the matters discussed above, please contact the undersigned at 888-668-9567.

Respectfully submitted,

/s/ Joseph Mangiapane, Jr.
Joseph Mangiapane, Jr.
CEO/President

cc:           Anthony N. DeMint, Esq., DeMint Law, PLLC